FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of January, 2004

Commission File Number: 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No     X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2

(b): 82-

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this press release that are not historical facts are forward-looking statements including, without limitation, statements that are predications of future events, trends, plans or objectives. Such statements are based on management’s views and assumptions and are subject to important risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward-looking statements (or in past results). Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Suez on file with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and Suez undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

PRESS RELEASE Monday 19th January 2004

Press Office - Paris

Cottbus (Germany) chooses SUEZ ENVIRONNEMENT to manage

the City’s water and wastewater services

SUEZ ENVIRONNEMENT has been awarded a contract for a global worth of EUR 27.7 million[1] per year to manage water and wastewater services for the Municipality of Cottbus and its surrounding areas. This 25-year contract strengthens the Group’s position in Eastern Germany and its European presence.

Cottbus, one of Brandebourg’s major cities, situated in Eastern Germany, has selected SUEZ ENVIRONNEMENT’s German subsidiary, Eurawasser, to manage the operations of its water and sewage company Lausitzer Wasser GmbH & Co KG (LWG). For a 25 year duration, the company will assist LWG in providing water and wastewater services to the 140 000 inhabitants of Cottbus and its surrounding areas.

In the scope of this contract, Eurawasser has taken a 28,9 % share in LWG, a company with annual turnover worth EUR 27.7 million. Eurawasser’s experience gained from its existing six German water contracts and its strong regional identity were factors that helped the company win this bid. Alongside LWG, it will be responsible for optimising the operational aspects of the City’s water and wastewater services: service quality, operating costs, asset management, human resources, etc.

This new contract underlines the Group’s intention to refocus on its European activities and strengthens SUEZ ENVIRONNEMENT’s presence in Germany, a country renown for its commitment to high quality and environmental standards. Furthermore, Germany offers interesting public-private partnerships (PPP) perspectives as does nearby Poland that is on the verge of entering the European Union.

SUEZ ENVIRONMENT, a division of SUEZ, provides equipment and services that protect the environment and deliver the essentials of life. Its activities include drinking water production and distribution, wastewater collection and treatment, and waste treatment and recovery. Through its three international brands, Ondeo (water distribution), Degrémont (water treatment plants) and SITA (solid waste management), SUEZ ENVIRONMENT employs over 97,000 people worldwide and in 2002, generated a turnover of 12.9 billion euros.

Press Contacts:

Luan Greenwood	+ 33 1 58 18 44 17
Hélène Vidalis	+ 33 1 58 18 54 61

[1]	The contract is worth EUR 700 million over its 25 year duration

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : January 20, 2004	Company Name SUEZ

	By:	/s/ Patrick OUART
Name: Patrick Ouart
Title: General Secretary